SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

4

KPMG Auditores Independentes Ltda.

Rua Verbo Divino – 1400 – 1º andar – Granja Julieta – São Paulo

04719-002 - São Paulo/SP - Brasil

Caixa Postal 79518 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors Report on the Consolidated Financial Statements

To the Shareholders and Board of Directors of Nu Holdings Ltd.

Cayman Islands

Opinion

We have audited the consolidated financial statements of Nu Holdings Ltd. and its subsidiaries (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2025, the consolidated statements of income and comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical principles provided for in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, we do not provide a separate opinion on these matters.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Expected Credit Losses - See Notes 4(a), 5(a), 7, 13 and 14 to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

As of December 31, 2025, the Company has expected credit losses (ECL) related to amounts receivable from credit cards and loans to customers.

The Company recognizes an ECL for the contracts that have experienced a significant increase in credit risk (SICR) after recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month ECL for all other contracts (stage 1).

To calculate ECL the Company segregates the portfolio of amounts receivable from credit cards and loans to customers based on shared credit risk characteristics, determined by internal scoring models and uses the methodology of the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD), as well as consideration of elements of prevision as unused credit limits, macroeconomic environment and the impact of changes in future macroeconomic scenarios, including market expectations of Gross Domestic Product (GDP) growth, inflation rate, unemployment and basic interest rate (Selic).

We consider the measurement of the expected credit losses related to receivables from credit cards and loans to customers as a key audit matter, since it involves significant measurement uncertainties, as a result of the complexity of the models and the subjectivity of the assumptions, specifically: (i) the general methodology of expected credit losses, including the methods and models used to estimate the PDs, EADs and LGDs and their respective assumptions, as well as the selection of macro variable assumptions incorporated into the calculation; and (ii) identification of an SICR (stage 2) and credit impaired exposures (stage 3).

Our audit procedures included, but were not limited to:

-  Evaluation of the design and operational effectiveness, by sampling, of relevant internal controls, including controls related to the models, assumptions and methodology used in measuring the expected credit losses.

-  Assessment with the involvement of our professionals with specialized skills and knowledge in credit risk:

(i)   the general methodology for calculating the expected credit losses.

(ii)   of models and modeling techniques by inspecting model documentation to determine whether models are suitable for their intended use.

(iii)   the recalculation of PD, EAD and LGD estimates using the Company's historical data and forward-looking information.

(iv)   the relevance of macroeconomic variables considered in future scenarios through regression analysis and historical correlation with these indicators.

(v)   testing the accuracy of the allocation of stages according to the Company's criteria through independent re-execution of the allocation, by sampling; and

(vi)   the recalculation of the provision for expected credit losses, by sampling.

- Assessment of whether the disclosures in the consolidated financial statements consider relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the expected credit losses to be acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, referring to the year ended December 31, 2025.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 25, 2026.

KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6

Rodrigo de Mattos Lia Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Consolidated Statements of Income

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars, except earnings per share)

	Note	2025	2024

Interest income and gains net of losses on financial instruments	6	13,434,683	9,631,043
Fee and commission income	6	2,340,058	1,886,032
Total revenue		15,774,741	11,517,075
Interest and other financial expenses	6	(4,578,680)	(2,834,859)
Transactional expenses	6	(366,183)	(260,324)
Expected credit loss	7	(4,204,876)	(3,168,983)
Total cost of financial and transactional services provided		(9,149,739)	(6,264,166)
Gross profit		6,625,002	5,252,909

Operating (expenses) income
Customer support and operations	8	(651,760)	(604,643)
General and administrative expenses	8	(1,420,460)	(1,256,086)
Marketing expenses	8	(302,822)	(246,396)
Other expenses	8	(507,942)	(406,627)
Other income	8	130,090	56,041
Total operating (expenses) income		(2,752,894)	(2,457,711)

Share of loss in associates	18	(3,689)	—

Income before income taxes		3,868,419	2,795,198

Income taxes	30	(996,747)	(823,086)

Net income for the year		2,871,672	1,972,112
Net income attributable to shareholders of the parent company		2,868,892	1,972,112
Net income attributable to non-controlling interests		2,780	—

Earnings per share – Basic	9	0.5936	0.4115
Earnings per share – Diluted	9	0.5846	0.4034
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,832,944	4,792,081
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,907,352	4,888,918

The accompanying notes are an integral part of these consolidated financial statements.

6

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Net income for the year		2,871,672	1,972,112

Other comprehensive income:
Effective portion of changes in fair value		19,979	56,141
Changes in fair value reclassified to profit or loss		(53,990)	(32,403)
Deferred income taxes		7,185	(13,405)
Cash flow hedge	20	(26,826)	10,333

Changes in fair value		12,184	2,078
Deferred income taxes		(8,470)	1,506
Financial assets at fair value through other comprehensive income		3,714	3,584

Currency translation on foreign entities		666,959	(998,474)

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		643,847	(984,557)

Changes in fair value - own credit adjustment		20	(40)
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		20	(40)
Total other comprehensive income (loss), net of tax		643,867	(984,597)
Total comprehensive income for the year, net of tax		3,515,539	987,515
Total comprehensive income attributable to shareholders of the parent company		3,512,759	987,515
Total comprehensive income attributable to non-controlling interests		2,780	—

The accompanying notes are an integral part of these consolidated financial statements.

7

Consolidated Statements of Financial Position

As of December 31, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Assets
Cash and cash equivalents	11	15,003,643	9,185,742
Financial assets at fair value through profit or loss		1,140,671	740,706
Securities	12	1,059,923	665,242
Derivatives	20	80,748	75,464
Financial assets at fair value through other comprehensive income		12,157,076	9,913,517
Securities	12	12,157,076	9,913,517
Financial assets at amortized cost		41,518,114	26,701,841
Credit card receivables	13	18,267,904	12,259,276
Loans to customers	14	9,421,458	5,321,885
Compulsory and other deposits at central banks	15	9,537,788	6,743,336
Securities	12	3,141,504	885,418
Other receivables	16	1,000,683	1,413,443
Other financial assets		148,777	78,483
Other assets	17	1,403,870	663,578
Deferred tax assets	30	2,510,967	1,818,339
Investments in associates	18	98,702	99,365
Right-of-use assets		22,244	20,344
Property, plant and equipment		27,550	25,879
Intangible assets	19	601,669	347,616
Goodwill	19	409,371	414,287
Total assets		74,893,877	49,931,214

8

Consolidated Statements of Financial Position

As of December 31, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Liabilities
Financial liabilities at fair value through profit or loss		65,969	32,329
Derivatives	20	65,969	32,329
Financial liabilities at amortized cost		60,741,103	40,227,546
Deposits	22	41,925,101	28,855,065
Payables to network	23	13,633,949	9,333,541
Borrowings and financing	24	4,398,216	1,730,357
Repurchase agreements	21	783,837	308,583
Salaries, allowances and social security contributions		236,565	180,181
Tax liabilities	30	1,424,118	1,102,086
Lease liabilities		29,197	26,197
Provisions and contingent liabilities	25	30,920	22,551
Deferred income	26	77,521	71,636
Other liabilities	27	966,922	621,612
Total liabilities		63,572,315	42,284,138

Equity
Share capital	31	84	84
Share premium reserve	31	5,062,464	5,053,776
Retained earnings	31	6,412,700	3,420,596
Other comprehensive income (loss)	31	(184,300)	(828,167)
Equity attributable to shareholders of the parent company		11,290,948	7,646,289
Equity attributable to non-controlling interests		30,614	787
Total equity		11,321,562	7,647,076
Total liabilities and equity		74,893,877	49,931,214

The accompanying notes are an integral part of these consolidated financial statements.

9

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)				Total
	Note	Share capital	Share premium reserve	Retained earnings	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve		Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the year		-	-	2,868,892	-	-	-	-	2,868,892	2,780	2,871,672
Share-based compensation, net of shares withheld for employee taxes	10	-	-	122,175	-	-	-	-	122,175	-	122,175
Shares issued to service providers	31	-	-	1,037	-	-	-	-	1,037	-	1,037
Shares issued on business acquisition	31	-	2,467	-	-	-	-	-	2,467	-	2,467
Stock options exercised	31	-	6,221	-	-	-	-	-	6,221	-	6,221
Increase in non-controlling interests		-	-	-	-	-	-	-	-	27,047	27,047
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	(26,826)	-	-	(26,826)	-	(26,826)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	3,714	-	3,714	-	3,714
Currency translation on foreign entities		-	-	-	666,959	-	-	-	666,959	-	666,959
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of December 31, 2025		84	5,062,464	6,412,700	(196,018)	(4,076)	15,296	498	11,290,948	30,614	11,321,562

10

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
		Share capital	Share premium reserve	Retained earnings	Other comprehensive income (loss)				Total equity	Total non-controlling interests	Total equity
	Note				Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385	-	6,406,385
Net income for the year		-	-	1,972,112	-	-	-	-	1,972,112	-	1,972,112
Share-based compensation, net of shares withheld for employee taxes	10	-	-	170,252	-	-	-	-	170,252	-	170,252
Shares issued to service providers	31	-	-	1,283	-	-	-	-	1,283	-	1,283
Shares issued on business acquisition		-	75,308	-	-	-	-	-	75,308	-	75,308
Stock options exercised	31	-	5,546	-	-	-	-	-	5,546	-	5,546
Increase in non-controlling interests		-	-	-	-	-	-	-	-	787	787
Other comprehensive income or loss, net of tax	31										-
Cash flow hedge		-	-	-	-	10,333	-	-	10,333		10,333
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	3,584	-	3,584	-	3,584
Currency translation on foreign entities		-	-	-	(998,474)	-	-	-	(998,474)	-	(998,474)
Own credit adjustment		-	-	-	-	-	-	(40)	(40)	-	(40)
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076

The accompanying notes are an integral part of these consolidated financial statements.

11

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net income for the year		2,871,672	1,972,112
Adjustments:
Depreciation and amortization	8	97,968	77,128
Expected credit loss	7	4,701,058	3,469,044
Deferred income taxes	30	(427,259)	(713,435)
Provisions and contingent liabilities	25	29,238	18,406
Unrealized (gains) losses on financial instruments		(50,432)	47,933
Interest accrued		288,682	179,203
Share-based compensation		271,845	272,382
Share of loss in associates	18	3,689	-
Others		86,676	(2,723)
		7,873,137	5,320,050

Changes in operating assets and liabilities:
Securities		(4,812,896)	(2,552,241)
Credit card receivables		(12,445,835)	(5,873,063)
Loans to customers		(10,306,930)	(7,024,003)
Other receivables		406,251	385,192
Compulsory and other deposits at central banks		(2,749,819)	805,963
Other assets		(828,600)	369,190
Deposits		12,861,282	5,910,612
Payables to network		4,132,411	(528,511)
Deferred income		5,791	3,750
Other liabilities		2,659,676	1,111,830
Interest paid		(92,292)	(88,082)
Income tax paid		(1,641,663)	(1,262,541)
Interest received		8,439,951	5,820,898
Cash flows generated from (used in) operating activities		3,500,464	2,399,044

12

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Cash flows in investing activities
Acquisition of property, plant and equipment		(7,215)	(5,418)
Acquisition and development of intangible assets		(333,554)	(169,572)
Investments in associates		—	(99,365)
Acquisition of subsidiary, net of cash acquired		(1,539)	(5,637)
Derivatives		—	(50,635)
Cash flow generated from (used in) investing activities		(342,308)	(330,627)

Cash flows in financing activities
Proceeds from borrowings and financing	24	2,823,472	1,309,890
Payments of borrowings and financing	24	(532,755)	(580,642)
Lease payments		(6,708)	(7,053)
Exercise of stock options	31	6,221	5,546
Cash flows generated from (used in) financing activities		2,290,230	727,741
Change in cash and cash equivalents		5,448,386	2,796,158

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	9,185,742	5,923,440
Foreign exchange rate changes on cash and cash equivalents		369,515	466,144
Cash and cash equivalents - end of the year	11	15,003,643	9,185,742
Increase (decrease) in cash and cash equivalents		5,448,386	2,796,158

Non-cash transactions
Shares issued to service providers		1,037	1,283
Shares issued on business acquisition		2,467	75,308

The accompanying notes are an integral part of these consolidated financial statements.

13

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Nu Holdings Ltd.

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of December 31, 2025, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), is an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financiera provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which includes features of a traditional bank account. Additionally, on April 24, 2025, Nu Mexico Financiera received regulatory approval from the Comisión Nacional Bancaria y de Valores (CNBV), in coordination with Banxico and the Mexican Ministry of Finance (SHCP), to begin the process of converting into a bank. By obtaining such a license, the Group intends to expand its portfolio of credit and other financial products in Mexico.
•	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.
•	Helen OT LLC (“Helen OT” or “Nubank N.A.”) is an indirect subsidiary domiciled in Delaware, United States, formed on January 8, 2016, to engage in any lawful act or activity. Nubank N.A. currently has no active operations. Once approved to operate as a national bank, Nubank N.A. will offer deposit accounts, credit cards, lending products, and digital-asset custody services.

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

14

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including, credit card, personal loans, investments, and insurance, as well as the introduction of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these consolidated financial statements on February 25, 2026.

2. STATEMENT OF COMPLIANCE

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards - Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers, and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt, and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities, and all of them are substantially based in US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entity is the Colombian Peso.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

●	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses (income)” in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

●	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

15

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

●	Assets and liabilities are converted into US$ at the exchange rate at the reporting date;
●	Equity is translated into US$ at historical cost;
●	Revenues and expenses are translated using a monthly average exchange rate; and
●	Statements of cash flow items are translated into US$ using the average exchange rate for the reporting period.

b) New or revised accounting pronouncements and relevant matters adopted in 2025:

The following new or revised accounting standards issued by IASB, were effective for the year covered by these consolidated financial statements and had no significant impact.

•	Lack of Exchangeability (Amendments to IAS 21)
•	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which is effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore, there has been no impact of Pillar Two. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

c) Other new or revised accounting pronouncements issued but not yet effective:

•	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).
•	Annual Improvements to IFRS Accounting Standards:
◦	IFRS 1: Hedge accounting by a first-time adopter;
◦	IFRS 7: Gain or loss on derecognition;
◦	IFRS 7: Disclosure of deferred difference between fair value and transaction price;
◦	IFRS 7: Introduction and credit risk disclosures;
◦	IFRS 9: Lessee derecognition of lease liabilities;
◦	IFRS 9: Transaction price;
◦	IFRS 10: Determination of a ‘de facto agent’;
◦	IAS 7: Cost method.

These amendments are effective as of January 1, 2026.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's consolidated financial statements.

16

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the statement of income by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard, and structuring action plans for its adoption.

3. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same year as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

sThe subsidiaries below are the most relevant entities included in these consolidated financial statements:

					Interest in total capital %
Entity	Control	Principal activities	Functional currency	Country	2025	2024
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations and prepaid account operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%
Helen OT LLC (Helen OT” or “Nubank N.A.)	Direct	Limited liability company	USD	United States	100%	100%

17

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The interest owned by other investors in these entities are presented as non-controlling interests in these consolidated financial statements.

Nu Pagamentos, Nu Financiera, and Nu Investimento, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of December 31, 2025 and 2024, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and, have the ability to affect those returns through power over the funds.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies described below have been applied consistently through the years presented in these consolidated financial statements.

a)	Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss ("FVTPL"), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss ("ECL") is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"), if any.

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

●	Financial assets and financial liabilities held for trading;
●	Debt instruments that do not solely have payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
●	Equity instruments that have not been designated as held at FVTOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred mainly for the purpose of selling or being repurchased in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit-taking.

18

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in the more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Financial assets - debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans and government and corporate bonds.

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

•	How key management assess and report on the performance of the business model and the financial assets held in the business model;
•	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed; and
•	The frequency and volume of sales in previous years, as well as expectations of future sales.

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit or loss.

Business model: The business model reflects how the Group manages the assets to generate cash flows and, specifically, whether the Group’s objective is solely to (i) collect the contractual cash flows from the assets or (ii) is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an "other” business model and measured at FVTPL. To assess business models, the Group considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models (i) and (ii), the application of the SPPI test is required, as explained below.

Solely Payments of Principal and Interest – SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic loan arrangement (i.e., interest includes only consideration for the time value of money, credit risk, other basic loan risks, and a profit margin that is consistent with a basic loan arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic loan arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Group classifies its instruments into one of the following measurement categories.

19

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of income using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of income.

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Group's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income using the effective interest rate method.

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of income in the period in which it arises.

The Group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first period following the change.

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

•	Cash and cash equivalents;
•	Securities;
•	Derivatives;
•	Compulsory and other deposits at central banks;
•	Credit card receivables and loans to customers;
•	Other financial assets;
•	Other receivables.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they must be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

20

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Financial liabilities are included for measurement purposes in one of the following categories:

•	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from price fluctuations of these liabilities and financial derivatives not designated as hedging instruments.
•	Financial liabilities designated at FVTPL: financial liabilities are included in this category when such liabilities provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when the liabilities incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in the statement of income (the remaining amount of change in the fair value of the liability).
•	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

•	Derivatives;
•	Repurchase agreements;
•	Deposits;
•	Payables to network;
•	Borrowings and financing, and securitized borrowings.

Expected credit loss of financial assets

The Group recognizes an allowance for expected credit loss ("ECL") for all financial assets and specific off-balance sheet exposures such as undrawn credit limits.

The ECL measurement reflects an unbiased and probability-weighted amount that is determined by evaluating historical portfolio behavior, different economic scenarios and the time value of money.

The Group applies a three-stage model based on changes in credit quality since initial recognition to determine whether the ECL should be measured based on 12-month expected losses or lifetime expected losses. These assessments are performed on a collective basis, grouping financial instruments with shared credit risk characteristics.

The Group calculates different provisions for the financial instruments classified into:

•	Stage 1 - no significant increase in credit risk;
•	Stage 2 - significant increase in credit risk (“SICR”) since initial recognition; and

21

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	Stage 3 - credit impaired.

Based on these concepts, Nu’s approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days but less than 90 (ninety) days in arrears; or
(ii)	relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current risk assessment of the counterparty with the one given at the moment of recognition of the financial asset. The risk assessment considers the probability of default (PD) of the financial instrument in both for the purpose of determining whether a risk increase deemed significant has occurred.

A cure criteria is adopted for stage 2, evaluating if the financial asset no longer meets the significant increase in credit risk criteria as stated above.

Stage 3 definition – credit impaired

Stage 3 definition follows the definition of default:

(i)	The financial asset is more than 90 (ninety) days in arrears; or
(ii)	There are indications that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty (debt restructuring), in addition to other qualitative criteria, such as bankruptcy.

The Group also assumes a cure criteria for stage 3, establishing a probation period required to revert the condition of the impaired asset, enabling migration to prior stages.

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the installments-based facilities, the lifetime is straightforward, being equal to the number of months when remaining loan installments are possible to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

22

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

In turn, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on average market expectations for the main countries the Group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment, and basic interest rate. These forecasts are monitored by the Group.

The Group builds models with upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The Group determines the weightings of the scenarios by analyzing the macroeconomic forecasts and how they relate to the current environment. The weighting of scenarios depends on the Group’s expectations regarding the likelihood of each scenario to occur. The weighting is re-assessed quarterly and reviewed whenever there is a substantial change in the economic environment that causes the macroeconomics outlooks’ expectation to be revised.

The weights and their severity are factored into the estimation of the ECL final result. Management believes that this methodology allows a timelier response to changes in macroeconomic trends.

Measuring ECL

The final ECL is calculated using the following parameters:

•	Probability of default (PD): is the likelihood that a receivable will reach default in a specific time period. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, the calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.
•	Exposure at default (EAD): the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast, the EAD of a product is the expected balance value at default after considering the repayments behavior.
•	Loss given default (LGD): the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of all recoveries, adjusted for collections costs, divided by the defaulted balances.
•	Discount rate: it is the average effective interest rate obtained by using historical data.

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group’s Credit Risk Team is responsible for the ECL methodology. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

23

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	Backtesting: comparing the model’s predictions at prior reference dates allows the Group to evaluate how the models’ predictions at those dates have paired with actual data, with the goal of evaluating the accuracy of the ECL underlying models.
•	Coverage duration: the Group analyzes the number of months it is covered for actual credit losses with the existing ECL of a given cohort.

Presentation of ECL in the consolidated statement of financial position

The ECL is presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the assets. Any excess of the ECL over the gross amount is presented as a provision in “Other liabilities”.

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is taken when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts. All balances are written-off and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of income as “Expected credit loss”.

Modifications of financial assets

The factors used by the Company to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraint and significant changes to the interest rate, among others.

The major modifications in the Company’s financial assets correspond to changes in contractual cash flows when credit card receivables are modified to receivables in installments or changes in the installments profile in loans to customers. These modifications result from commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of income, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of income.

For ECL purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty due to a deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (i) any material discounts applied to the current obligation and (ii) changes in prices that do not represent the customer credit risk profile.

24

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Derivatives

Derivatives are contracts or agreements the value of which is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at its fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of income and included within “Interest income and gains net of losses on financial instruments”.

Hedge accounting

The Group applies hedge accounting to represent the economic effects of its risk management strategies. At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and the respective hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

A hedge is usually regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If, at any point, it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in the Nu Holdings standalone, and its subsidiary Nu Pagamentos that are exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in equity are reclassified to the statement of income in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services, administrative expenses, and intercompany expenses.

25

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

(ii) Hedge of corporate and social security taxes over share-based compensation - The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes on Restricted Stock Units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure hereby replacing market risk by interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining or updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to reduce the risk of ineffectiveness. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payable for corporate and social security taxes, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

(iii) Fair value hedge - The Group is exposed to interest rate risk on its portfolio of certain fixed-rate government bonds classified as securities measured at a fair value through other comprehensive income and amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into Interest Rate Swaps (IRS) that converted the fixed returns of the bonds into floating rates aligning the yield profile of the securities with the Group’s risk management strategy.

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the interest rate risk, with the gain or loss recognized in statements of income, where it offsets the fair value movements of the Interest Rate Swaps.

Effectiveness of the hedging is assessed periodically. The Group compares the changes in the fair value of the interest rate swaps with the changes in the fair value of the government bonds attributable to the hedged risk and ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration. Sources of ineffectiveness may include basis risk, differences in interest rate curves, and potential timing differences in the settlement of the instruments.

Offsetting financial assets and liabilities

Financial asset and liability balances, including derivatives, are offset (i.e., reported in the statements of financial position at their net amount) only if the Group entities have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group has not offset financial assets or liabilities.

a)	Fair value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

26

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Valuation techniques include net present value and discounted cash flow models, comparison with similar instruments for which observable market prices exist, Black-Scholes pricing model and other valuation models. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other inputs used in estimating discount rates. The availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with determining fair values.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, and Group’s understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 29.

b)	Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

27

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.

c)	Revenue recognition

Interest income and gains net of losses on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of income.

Fee and commission income

Fee and commission income are shown net of federal revenue taxes. The underlying principle applied in revenue recognition is to recognize revenue as the Group transfers goods or services to customers at an amount that the Group expects to be entitled to in exchange for those goods or services.

i)	Credit and prepaid card income

Credit and prepaid card income represent revenues to authorize and provide settlement on credit and prepaid card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Credit and prepaid card income, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Amount due from Mastercard related to the interchange income is withheld from the amount to be paid to Mastercard. Additionally, there are revenues recognized from performance-linked contracts, including incentive mechanisms linked to prepaid and credit transaction volume performance and other performance obligations. These revenues are recognized on a straight-line basis until all performance obligations have been satisfied.

(ii)	Late fees

Late fees are revenues related to fees over late installments, which are charges imposed by a lender or service provider when the customer or borrower fails to make a payment by the designated due date outlined in their agreement.

Late Fees are directly associated with products such as credit cards or loans. The revenue from these services provided to customers is accounted for under service revenue due to factors such as the existence of a contract and the transfer of service to the customer. Additionally, late fees are based on a fixed amount (based on a fixed rate incurred on the value of the installment) associated with these services provided.

28

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Fee and commission income are shown net of federal revenue taxes.

d)	Cash and cash equivalents

Cash and cash equivalents include (i) bank deposits in local institutions and abroad and highly liquid short-term investments with original maturities up to 90 days, convertible into a known amount of cash, subject to insignificant risk of change in value and used for cash management of short-term commitments and not for investment and financing purposes; and (ii) balances with central banks which are part of the Group’s liquidity management activities.

e)	Credit card receivables

Credit card receivables are reported at their amortized cost, net of the expected credit loss (ECL).

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Group is responsible for on the referred network.

f)	Loans to customers

Loans to customers are related to Nu’s unsecured and secured loan products. Loans are reported at the amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL).

g)	Compulsory and other deposits at central banks

Compulsory deposits and reserves are the amount required by the Central Banks based on the amount of deposits from customers held by Nu or to support instant payments operations.

h)	Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, which conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.” To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•	the Group has the right to obtain all the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and
•	the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

29

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group recognizes lease liabilities as those which correspond to the total future payment at present value of the future lease payments with a discounted rate and a right-of-use assets, measured initially at cost value.

Subsequently, the asset is reduced by the accumulated depreciation and any impairment losses or re-measurement, when applicable. The liability is reduced by the payments made and by the interest on the payment flows.

The accumulated depreciation and impairment losses are classified as "General and administrative expenses" in the consolidated statement of income.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is comprised of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is re-measured to reflect any reassessment or modification, or if there are changes on in-substance fixed payments.

When the lease liability is re-measured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

i)	Investments in associates

Associates are companies in which Nu has a significant influence, but not control, characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

Investments in associates are accounted for under the equity method, that is, initially recognized at cost, including transaction costs, and the carrying amount is subsequently increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

j)	Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of property, plant, and equipment less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

30

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are annually evaluated for impairment, or whenever events or changes in circumstances indicate the existence of an impairment.

Directly attributable expenditures related to internally generated intangible assets, mainly related to the development of new features and/or products, are capitalized from the date on which the entity demonstrates, among others, its technical feasibility, intention to complete, ability to use and can reasonably demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of property, plant, and equipment and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software and internally developed assets	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

k)	Goodwill

Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Goodwill is not amortized but is tested for impairment annually or more frequently if adverse circumstances indicate that it is more likely than not that the carrying amount exceeds its fair value. These indicators could include a sustained, significant decline in the Company’s stock price, a decline in expected future cash flows, significant disposition activity, a significant adverse change in the economic or business environment, and the testing for recoverability of a significant asset group, among others.

l)	Impairment of non-financial assets

Impairment of non-financial assets occur annually, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of income in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment and intangible assets may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment and intangible assets recoverable amount. The carrying amount of the property, plant and equipment and intangible assets will only be increased up to the amount that would have been had the original impairment not been recognized.

31

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

m)	Other assets

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and prepaid card operations, such as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

n)	Deposits

Corresponds to amounts deposited by customers mainly in:

(i)	Nubank's prepaid accounts, NuAccount;
(ii)	Bank Receipt of Deposits ("RDB"). The amounts deposited by customers in these modalities can be used as a financing source for the Group’s operation and may or may not be invested in government securities;
(iii)	Time deposits;
(iv)	Bank certificate of deposit ("CDB”); and
(v)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)	Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

p)	Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

q)	Deferred income

Primarily comprises revenues related to the rewards program which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually or monthly by customers until they are earned by the Group and are included on the rewards revenue apportion calculation.

The Group evaluates the deferred income amount and the assumptions based on developments in redemption patterns, changes to the terms and conditions of the rewards program and other factors.

r)	Provisions and contingent assets and liabilities

Provisions are recognized to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

32

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Contingent liabilities are possible obligations that arise from past events in which existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group discloses in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are possible assets that arise from past events in which existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of income, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s)	Provisions and contingent liabilities

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

•	Probable: liabilities are recognized in the consolidated statements of financial position as “Provisions and contingent liabilities”;
•	Possible: disclosed in the financial statements, but for which no provision is recognized; and
•	Remote: require neither provision nor disclosure in the financial statements.

For civil cases, the Company has a methodology for calculating provisions on a collective basis, estimating the probable losses. These estimates are based on the Group statistical evaluation of information related to lawsuits filed against the Company, considering the historical average costs per case closed in the last 12 months, and the average cost is applied to each of the ongoing cases in our portfolio of similar cases.

The amount of judicial deposits is adjusted in accordance with current legislation and recognized in the other assets.

t)	Other liabilities

Other liabilities include the balances of any other liabilities not included in other categories.

u)	Share premium reserve

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares. The share premium account can only be used for limited purposes.

v)	Share-based payments

The Group maintains a long-term incentive plan, structured through grants of Stock Options (“SOPs”), Restricted Stock Units (“RSUs”) and awards linked to market conditions ("Awards"). Since 2020, employee incentives have been granted solely through the receipt of common stock (Restricted Stock Units - "RSUs") after the vesting period. The objective is to provide to the Group's employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions.

33

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Share-based payments expenses are recorded based on the fair value at the grant date. Following the Initial Public Offering ("IPO") that took place in December 2021, the fair value is determined based on the publicly traded share price. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of income and the accumulated loss reserve in equity. The Awards' expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

w)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

x)	Income taxes, including deferred taxes

Income tax payable on income, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group’s most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate (2025)	Rate (2024)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15%	15%

As of December 2025, the Group made the revaluation of deferred tax assets and liabilities on temporary differences due to the enactment of Complementary Law No. 224/2025 in Brazil, which amended the Social Contribution on Net Profit (CSLL) rates for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13. For payment institutions, the rates are 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates are 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.

Taxable profit differs from net profit as reported in the statement of income as it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

34

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	the most likely amount - the single most likely amount in a range of possible outcomes or;
•	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVTOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of income when the deferred fair value gain or loss is recognized in the statement of income.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

y)	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, which excludes treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potentially dilutive ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

35

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a ECL for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2025, the ECL for credit card receivables and loans to customers totaled US$5,021,996, of which US$3,528,001 related to credit card receivables and US$1,493,995 to loans to customers. The ECL is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the expected credit loss is determined based on the weighted average of these scenarios. Such weightings reflect management's perception about the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	5,021,996	4,708,093	4,957,850	5,403,461

36

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Key elements for estimates

The estimate that has a significant risk of resulting in a significant adjustment to the amount of expected credit losses is:

a)	The relationship of the observed losses and the past macroeconomic scenarios.
b)	Goodwill impairment analysis

For the purposes of impairment testing, goodwill was allocated to the investment activities cash-generating unit ("CGU"). Impairment tests were performed on September 30, 2025 and no adjustment to the recoverable amount for the goodwill was recorded since the recoverable amounts of CGU were determined to be higher than its carrying amount. Up to December 31, 2025, no events or circumstances that could be indicators of impairment were identified.

The recoverable amounts for the CGU have been calculated based on their value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the CGUs’ assets and their ultimate disposal.

Key areas of judgment

The values assigned to the key assumptions represent management’s assessment of future trends in the relevant sector and have been based on historical data from both external and internal sources.

The discount rate used was the cost of equity for business in Brazil where the activities from the acquired entities are concentrated. Cash flow projections for the Investments activities CGU were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond these periods. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated growth for the next five years. Budgeted profit before taxes, depreciation and amortization was based on expectations of future outcomes considering past experience, adjusted for the anticipated revenue growth. These key assumptions may change as economic and market conditions change.

The estimated recoverable amount of all CGUs exceeded their carrying amount on September 30, 2025. The carrying amount and main assumptions used in determining the recoverable amounts are:

CGU	Carrying amount (US$ million)	Goodwill (US$ million)	Discount rate (%)	Growth rate (%)

Investments activities CGU	567	348	16.51	3.69
c)	Provisions and contingent liabilities

The Group and its subsidiaries are parties to provisions and contingent liabilities. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as legal counsel’s opinion.

The provision represents management’s best estimate of the Group’s future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

37

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods.

d)	Fair value of financial instruments

The fair value of financial instruments, that can include derivatives that are not traded in active markets and convertible embedded derivatives, is calculated by the Group by using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management’s significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

More information about the significant unobservable inputs and other information are disclosed in note 29.

d)	Investments in associates

Judgment by Management is required in determining if Nu has significant influence, which is characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

38

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

6. INCOME AND RELATED EXPENSES

a) Interest income and gains net of losses on financial instruments

	2025	2024

Interest income – credit card	4,597,770	3,802,366
Interest income – loan	4,784,263	3,038,663
Interest income – other assets at amortized cost	2,284,594	1,278,980
Interest income – other receivables	361,675	324,196
Interest income and gains net of losses - financial instruments at fair value	1,359,548	1,287,991
Other income at fair value	46,833	(101,153)
Total interest income and gains net of losses on financial instruments	13,434,683	9,631,043

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial instruments at fair value comprise interest and the fair value changes on financial instruments carried at fair value.

b) Fee and commission income

	2025	2024

Credit and prepaid card income	1,720,278	1,380,577
Late fees	385,005	287,483
Insurance commission	35,530	29,098
Other fee and commission income	199,245	188,874
Total fee and commission income	2,340,058	1,886,032

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

c) Interest and other financial expenses

	2025	2024

Interest expense on deposits	3,876,544	2,342,227
Interest expenses on repurchases agreements, borrowings and financing	429,693	259,430
Other interest and similar expenses	272,443	233,202
Interest and other financial expenses	4,578,680	2,834,859

39

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

d) Transactional expenses

	2025	2024

Payments and network costs (i)	107,619	83,573
Rewards expenses	138,169	68,500
Financial system expenses	15,510	14,995
Other transactional expenses	104,885	93,256
Total transactional expenses	366,183	260,324

(i)	As of December 31 2025 and 2024, “Bank slip costs” and “Credit and prepaid card network costs” are presented in a single line as “Payments and network costs”

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, fulfillment costs relating to the rewards program upon point redemption by customers, and other payment-related costs.

Payments and network costs represent costs associated with bank slip processing fees, fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities, operational fixed fees, royalties and bank slip issuance.

Rewards expenses represent costs associated with Nu’s customer rewards programs, including expenses incurred upon redemption to reward points.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

7. EXPECTED CREDIT LOSS

	2025	2024

Net increase of expected credit loss - Credit card receivables (note 13)	2,675,197	2,211,862
Recovery	(312,947)	(192,415)
Expected credit loss - Credit card receivables	2,362,250	2,019,447

Net increase of credit expected loss - Loan to customers (note 14)	1,999,646	1,257,358
Recovery	(183,235)	(107,646)
Expected credit loss - Loan to customers	1,816,411	1,149,712

Expected credit loss - Others	26,215	(176)
Total	4,204,876	3,168,983

40

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

8. OPERATING (EXPENSES) INCOME

	2025						2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(247,295)	(254,920)	-	-	-	(502,215)	(233,845)	(195,064)	-	-	-	(428,909)
Credit analysis and collection costs	(127,977)	(32,680)	-	-	-	(160,657)	(111,864)	(35,994)	-	-	-	(147,858)
Customer services	(87,384)	(5,155)	-	-	-	(92,539)	(92,615)	(6,342)	-	-	-	(98,957)
Salaries and associated benefits	(77,729)	(409,300)	(19,809)	-	-	(506,838)	(74,253)	(349,910)	(18,310)	-	-	(442,473)
Credit and prepaid card issuance costs	(44,941)	(55,621)	-	-	-	(100,562)	(31,403)	(43,653)	-	-	-	(75,056)
Share-based compensation (note 10)	(5,845)	(313,949)	(9,662)	-	-	(329,456)	(12,055)	(351,431)	(9,183)	-	-	(372,669)
Specialized services expenses	-	(102,461)	-	-	-	(102,461)	-	(77,231)	-	-	-	(77,231)
Other personnel costs	(22,988)	(70,144)	(2,243)	-	-	(95,375)	(21,018)	(53,839)	(2,201)	-	-	(77,058)
Depreciation and amortization	(37,471)	(60,497)	-	-	-	(97,968)	(27,485)	(49,643)	-	-	-	(77,128)
Branding and advertising	-	-	(271,108)	-	-	(271,108)	-	-	(216,702)	-	-	(216,702)
Taxes on financial income	-	-	-	(442,289)	-	(442,289)	-	-	-	(341,990)	-	(341,990)
Others	(130)	(115,733)	-	(65,653)	130,090	(51,426)	(105)	(92,979)	-	(64,637)	56,041	(101,680)
Total	(651,760)	(1,420,460)	(302,822)	(507,942)	130,090	(2,752,894)	(604,643)	(1,256,086)	(246,396)	(406,627)	56,041	(2,457,711)

41

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Infrastructure and data processing costs include technology, non-capitalized software costs, and other related costs, primarily related to the cloud infrastructure used by the Group and other software used in the service of the customers. These costs associated exclusively with customer’s transactions are presented as “Customer support and operations” and the remaining costs as “General and Administrative expenses”. The software costs related to developing new modules are recognized as intangible assets.

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as “General and administrative expenses” and the remaining is presented as “Customer support and operations”.

Customer services primarily include costs with customer services provided by service providers. These costs, exclusively related to acquisition of new clients, are presented as “General and administrative expenses” and all others are presented as “Customer support and operations”.

Salaries and associated benefit expenses for customer services employees not associated with the acquisition of new clients is presented as “Customer support and operations” and salaries and associated benefit expenses for marketing employees is presented as “Marketing expenses”. All activities from other employees and the activities related to acquisition of new clients performed by customer service employees is presented as “General and administrative expenses”.

Credit and prepaid card issuance costs include printing, packing, shipping and other costs. Costs related to the first issued card to a customer are initially recorded as a “Deferred expenses” asset included in “Other assets” and then amortized. The amortization related to the first card of the customer is presented as “General and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “Customer support and operations”.

Taxes on financial income include federal taxes on financial revenue, such as interest income and gains on financial instruments and similar financial activities according to Brazilian tax rules.

Other income primarily relates to foreign exchange gains and losses on foreign transactions and monetary adjustments on recoverable taxes.

9. EARNINGS PER SHARE

	2025	2024

Earnings attributable to shareholders of the parent company	2,868,892	1,972,112
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,832,944	4,792,081
Adjustment for the diluted earnings per share:
Share based payment	69,407	92,235
Business acquisition	5,001	4,602
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,907,352	4,888,918
Earnings per share – basic (US$)	0.5936	0.4115
Earnings per share – diluted (US$)	0.5846	0.4034
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	12,605	2,808

42

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statement of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the tax rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of profit or loss.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2025	WAEP (US$)	2024	WAEP (US$)

Outstanding on January 1	35,937,918	1.58	59,942,062	1.04
Exercised during the year	(14,110,158)	1.32	(23,795,083)	0.15
Forfeited during the year	(8,564)		(209,061)
Outstanding on December 31	21,819,196	1.80	35,937,918	1.58
Exercisable on December 31	21,819,196	1.80	35,771,297	1.58

43

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

RSUs	2025	WAGDFV (US$)	2024	WAGDFV (US$)

Outstanding on January 1	59,915,454	7.92	66,512,061	5.66
Granted during the year	37,616,075	11.91	27,823,420	11.33
Vested during the year	(33,525,131)	7.85	(29,598,948)	6.22
Forfeited during the year	(10,917,984)		(4,821,079)
Outstanding on December 31	53,088,414	10.54	59,915,454	7.92

The following tables present the total amount of share-based compensation expense and the provision for taxes as of December 31, 2025 and 2024.

	2025	2024

SOP and RSU expenses and associated corporate and social security taxes expenses	352,828	393,788
RSUs and SOPs grant - business combination	3,570	5,480
Awards expenses and related taxes	2,575	8,936
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(29,517)	(35,535)
Total share-based compensation expenses (note 8)	329,456	372,669

Equity share-based compensation, net of shares withheld for employee taxes	122,175	170,252

	2025	2024

Liability provision for taxes presented as salaries, allowances and social security contributions	109,855	88,139

In 2025 and 2024, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2025	2024
Weighted average share price at the date of exercise of options during the year (US$)	13.82	12.52
Weighted Average remaining contractual life of options outstanding at year-end	2.99	3.78

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	3.5%	15.7%
US$ 0.11 to US$ 0.50	92.8%	80.3%
US$ 0.51 to US$ 15.00	3.7%	4.1%

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	2,357	3,229
Unvested	—	7

44

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The following table presents additional information related to the RSUs and Awards characteristics and the valuation model:

	2025	2024
Most relevant vesting periods for the grants outstanding
3 years	50.97%	53.82%
5 years	42.78%	37.32%
Weighted-Average awards vesting period	3.8 years	3.1 years

11. CASH AND CASH EQUIVALENTS

	2025	2024

Deposits at central banks	8,640,241	4,781,039
Reverse repurchase agreement	3,611,526	2,291,807
Bank balances	2,098,976	1,943,399
Short-term investments	652,900	169,488
Other cash and cash equivalents	—	9
Total	15,003,643	9,185,742

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Deposits at central banks are deposits made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. In Brazil, the average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) as of December 31, 2025 and December 31, 2024, with daily maturity. In Colombia and Mexico, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 8.3% per year as of December 31, 2025 (10.3% per year as of December 31, 2024).

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.6% per year as of December 31, 2025 (as of December 31, 2024, the amount was mainly in Brazilian Reais and the average rate of remuneration was 100.0% of the Brazilian CDI rate).

45

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2025					2024
	Gross Book Value (i)	Fair Value	Maturities			Fair Value
Financial instruments at FVTPL			No maturity	Up to 12 months	Over 12 months

Government bonds
Latin America	175,744	175,302	-	-	175,302	492,552
Total government bonds	175,744	175,302	-	-	175,302	492,552

Corporate bonds and other instruments
Bill of credit (LC)	3	3	-	2	1	10
Certificate of bank deposits	5,265	5,241	-	3,234	2,007	1,365
Real estate and agribusiness letter of credit	607	606	-	482	124	1,283
Corporate bonds and debentures	3,247	3,249	-	2	3,247	5,904
Equity instrument (ii)	22,109	27,120	27,120	-	-	12,900
Investment funds	29,517	29,517	29,517	-	-	100,199
Notes	817,431	818,885	-	818,885	-	51,029
Total corporate bonds and other instruments	878,179	884,621	56,637	822,605	5,379	172,690
Total financial instruments at FVTPL	1,053,923	1,059,923	56,637	822,605	180,681	665,242

(i)	The Gross Book Value represents the gross carrying amount of the financial instruments. For the purposes of these Financial Statements, Gross Book Value is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	Refers mainly to an investment in Jupiter, a neobank for consumers in India, an investment in Din Global ("dBank"), a Pakistani fintech company and in Tempo Labs Inc, a North American fintech. As of December 31, 2025, the total fair value of these investments corresponded to US$26,700 (US$12,900 on December 31, 2024), classified as level 3 in the fair value hierarchy, as described in note 29.
	2025		2024
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	1,177,913	214,337	3,691,084	597,882
U.S. Dollars	831,385	831,385	54,460	54,460
Others (ii)	1,260,835	14,200	1,103,724	12,900
Total		1,059,923		665,242

46

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	2025					2024
	Gross Book Value (i)	Fair Value	Maturities			Fair Value
Financial instruments at FVTOCI			No maturity	Up to 12 months	Over 12 months

Government bonds (ii)
Latin America	11,518,870	11,525,845	-	1,215,233	10,310,612	8,279,684
North America	-	-	-	-	-	177,006
Total government bonds	11,518,870	11,525,845	-	1,215,233	10,310,612	8,456,690

Corporate bonds and other instruments
Certificate of bank deposits	210,971	211,471	-	16,036	195,435	-
Corporate bonds and debentures	206,190	183,143	-	74,941	108,202	1,120,206
Investment funds	41,173	41,600	41,600	-	-	23,221
Time deposit	187,693	187,683	-	180,378	7,305	303,970
Real estate and agribusiness certificate of receivables	7,332	7,334	-	-	7,334	9,430
Total corporate bonds and other instruments	653,359	631,231	41,600	271,355	318,276	1,456,827
Total financial instruments at FVTOCI	12,172,229	12,157,076	41,600	1,486,588	10,628,888	9,913,517

(i)	The Gross Book Value represents the gross carrying amount of the financial instruments. For the purposes of these Financial Statements, Gross Book Value is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	As of December 2025, the balance of government securities held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil was zero (US$51,128 on December 31, 2024). The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see Note 15) to meet these regulatory requirements. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$297,274 (US$350,193 on December 31, 2024). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.
	2025		2024
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	58,240,612	10,597,681	56,819,567	9,203,636
U.S. Dollars	187,683	187,683	262,699	262,699
Mexican Pesos	4,003,565	222,321	8,729,908	419,159
Colombian Pesos	4,338,625,279	1,149,390	123,458,969	28,023
Total		12,157,076		9,913,517

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded an ECL movement for the year ended December 31, 2025, in the amount of US$25,445 (US$ 541 on December 31, 2024).

The following table shows reconciliations from the opening to the closing balance of the expected credit loss by the stages during the year ended on December 31, 2025. There was no transfer between stages during the year ended on December 31, 2024, all the exposure was classified as Stage 1.

47

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of year	1,869	—	—	1,869
Net increase of loss allowance	(541)	—	25,986	25,445
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(541)	—	25,986	25,445
Effect of changes in exchange rates (OCI)	(4)	—	(1,534)	(1,538)
Loss allowance of financial assets at FVTOCI at end of the year	1,324	—	24,452	25,776

c) Financial instruments at amortized cost

	2025				2024
	Carrying amount	Maturities			Carrying amount (i)
Financial instruments at amortized cost		No maturity	Up to 12 months	Over 12 months

Government bonds (i)
Latin America (ii)	1,089,695	-	998,405	91,290	544,896
Europe	1,053,194	-	580,586	472,608	197,645
Asia-Pacific	958,248	-	268,269	689,979	138,897
Total government bonds	3,101,137	-	1,847,260	1,253,877	881,438

Corporate bonds and other instruments
Corporate bonds and debentures	40,367	-	40,367	-	3,980
Total sovereign bonds and other instruments	40,367	-	40,367	-	3,980
Total financial instruments at amortized cost	3,141,504	-	1,887,627	1,253,877	885,418

(i)	As of December 31, 2025, includes US$899,809 (US$201,494 on December 31, 2024) held by the subsidiaries as guarantee pledged to the margin loan, see details in note 24.
(ii)	Carrying amount of the Latin America government bonds comprises the amortized cost (principal plus accrued interest) adjusted for fair value hedge basis adjustments related to hedged interest rate risk. See note 20.

	2025		2024
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$

Currency:
Mexican Pesos	11,830,793	656,974	7,003,292	336,257
Brazilian Reais	11,275,922	2,051,809	1,244,752	201,625
Colombian Pesos	1,633,400,166	432,721	919,186,238	208,639
U.S. Dollars	-	-	138,897	138,897
Total		3,141,504		885,418

48

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group has recorded an ECL in the amount of US$855 as of December 31, 2025 (as of December 31, 2024 the balance was zero) and the exposure was classified as Stage 1. There was no transfer between stages during the years ended on December 31, 2025 and 2024.

13. CREDIT CARD RECEIVABLES

Composition of receivables

	2025	2024

Credit Card Receivables	21,751,226	14,619,312
Total receivables	21,751,226	14,619,312

Credit card expected credit loss
Presented as deduction of receivables	(3,483,322)	(2,360,036)
Presented as "Other liabilities" (note 27)	(44,679)	(29,490)
Total credit card expected credit loss	(3,528,001)	(2,389,526)
Receivables, net	18,223,225	12,229,786
Total receivables presented as assets	18,267,904	12,259,276

a) Breakdown by maturity

	2025		2024
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	8,553,402	39.3%	5,988,227	41.0%
30 to 60 days	3,643,369	16.8%	2,497,783	17.1%
60 to 90 days	2,179,330	10.0%	1,405,428	9.6%
Over 90 days	5,000,481	22.9%	3,085,206	21.1%
Total receivables not overdue	19,376,582	89.0%	12,976,644	88.8%

Receivables overdue by:
Up to 30 days	584,397	2.7%	411,881	2.8%
30 to 60 days	252,171	1.2%	176,988	1.3%
60 to 90 days	214,144	1.0%	147,486	1.0%
Over 90 days	1,323,932	6.1%	906,313	6.1%
Total receivables overdue	2,374,644	11.0%	1,642,668	11.2%
Total	21,751,226	100.0%	14,619,312	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

49

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Expected credit loss - by stages

As of December 31, 2025, the credit card ECL totaled US$3,528,001 (US$2,389,526 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in note 4.

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Stage 1	17,593,016	80.8%	966,831	27.4%	5.5%	11,849,086	81.1%	670,984	28.0%	5.7%

Stage 2	2,179,810	10.1%	856,689	24.3%	39.3%	1,377,896	9.4%	445,996	18.7%	32.4%
Absolute Trigger (Days late)	528,694	24.3%	327,470	38.2%	61.9%	349,725	25.4%	254,294	57.0%	72.7%
Relative Trigger (PD deterioration)	1,651,116	75.7%	529,219	61.8%	32.1%	1,028,171	74.6%	191,702	43.0%	18.6%

Stage 3	1,978,400	9.1%	1,704,481	48.3%	86.2%	1,392,330	9.5%	1,272,546	53.3%	91.4%
Total	21,751,226	100.0%	3,528,001	100.0%	16.2%	14,619,312	100.0%	2,389,526	100.0%	16.3%

50

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

c) Expected credit loss - by credit quality vs. stages

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Strong (PD < 5%)	10,012,573	46.0%	204,331	5.8%	2.0%	6,644,920	45.5%	126,401	5.3%	1.9%
Stage 1	10,012,568	100.0%	204,331	100.0%	2.0%	6,628,863	99.8%	126,147	99.8%	1.9%
Stage 2	5	—	—	—	—	16,057	0.2%	254	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	6,766,135	31.1%	574,635	16.3%	8.8%	4,304,062	29.4%	324,830	13.6%	7.5%
Stage 1	6,517,743	96.3%	553,357	96.2%	8.5%	4,170,990	96.9%	315,603	97.2%	7.6%
Stage 2	248,392	3.7%	21,278	3.8%	8.6%	133,072	3.1%	9,227	2.8%	6.9%

Higher Risk (PD > 20%)	4,972,518	22.9%	2,749,035	77.9%	55.3%	3,670,330	25.1%	1,938,295	81.1%	52.8%
Stage 1	1,062,705	21.4%	209,143	7.7%	19.7%	1,049,233	28.6%	229,234	11.8%	21.8%
Stage 2	1,931,413	38.8%	835,411	30.4%	43.3%	1,228,767	33.5%	436,515	22.5%	35.5%
Stage 3	1,978,400	39.8%	1,704,481	62.0%	86.2%	1,392,330	37.9%	1,272,546	65.7%	91.4%
Total	21,751,226	100.0%	3,528,001	100.0%	16.2%	14,619,312	100.0%	2,389,526	100.0%	16.3%

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong	—	—
2	1.0% to 5.0%	Strong	—	—
3	5.0% to 20.0%	Satisfactory	—	—
4	20.0% to 35.0%	Higher Risk	—	—
5	>35%	Higher Risk	100%	Higher Risk

51

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

d) Expected credit loss - changes

The following tables show the reconciliations from the opening to the closing balance of the expected credit loss by stages of the financial instruments.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	670,984	445,996	1,272,546	2,389,526	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(74,411)	74,411	-	-	(59,159)	59,159	-	-
Transfers from Stage 2 to Stage 1	128,804	(128,804)	-	-	101,506	(101,506)	-	-
Transfers to Stage 3	(126,995)	(317,367)	444,362	-	(113,260)	(259,613)	372,873	-
Transfers from Stage 3	188,299	23,613	(211,912)	-	65,461	13,879	(79,340)	-
Write-offs	-	-	(1,852,246)	(1,852,246)	-	-	(1,374,040)	(1,374,040)
Net increase of loss allowance (note 7)	88,477	696,292	1,890,428	2,675,197	141,816	366,762	1,703,284	2,211,862
New originations (a)	140,242	28,147	11,603	179,992	159,762	16,370	11,130	187,262
Changes in exposure of preexisting accounts (b)	829,183	30,441	(6,182)	853,442	382,216	12,000	(5,242)	388,974
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(795,441)	473,631	1,984,863	1,663,053	(351,741)	356,617	1,629,416	1,634,292
Changes to models used in calculation (c)	(85,507)	164,073	(99,856)	(21,290)	(48,421)	(18,225)	67,980	1,334
Effect of changes in exchange rates (OCI)	91,673	62,548	161,303	315,524	(158,531)	(110,399)	(275,635)	(544,565)
Expected credit loss at end of the year	966,831	856,689	1,704,481	3,528,001	670,984	445,996	1,272,546	2,389,526

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (c), which is calculated considering the stages at the beginning of the year.

(a)	Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.
(b)	Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that existed in the beginning of the year. ECL effects were calculated as if risk parameters of the exposures at the beginning of the year were applied.
(c)	Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

52

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	11,849,086	1,377,896	1,392,330	14,619,312	11,891,823	1,490,067	1,106,414	14,488,304
Transfers from Stage 1 to Stage 2	(981,207)	981,207	-	-	(707,959)	707,959	-	-
Transfers from Stage 2 to Stage 1	649,661	(649,661)	-	-	465,757	(465,757)	-	-
Transfers to Stage 3	(1,017,640)	(663,386)	1,681,026	-	(805,829)	(518,848)	1,324,677	-
Transfers from Stage 3	212,986	26,716	(239,702)	-	98,326	21,770	(120,096)	-
Write-offs	-	-	(1,852,246)	(1,852,246)	-	-	(1,374,040)	(1,374,040)
Net change of gross carrying amount	5,283,151	921,861	815,737	7,020,749	3,738,093	486,719	763,150	4,987,962
Effect of changes in exchange rates (OCI)	1,596,979	185,177	181,255	1,963,411	(2,831,125)	(344,014)	(307,775)	(3,482,914)
Gross carrying amount at end of the year	17,593,016	2,179,810	1,978,400	21,751,226	11,849,086	1,377,896	1,392,330	14,619,312

53

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

14. LOANS TO CUSTOMERS

	2025	2024

Loans to individuals (i)	10,149,892	5,864,270
Loans to companies	765,561	252,185
Total loans	10,915,453	6,116,455

Loan expected credit loss	(1,493,995)	(794,570)
Total	9,421,458	5,321,885

(i)	As of December 31, 2025, the balance includes US$ 2,671,654 of secured loans (US$1,387,697 as of December 31, 2024).

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2025, and 2024, considering each installment individually.

	2025		2024
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,194,270	10.9%	758,514	12.4%
30 to 60 days	1,005,890	9.2%	714,740	11.7%
60 to 90 days	1,066,604	9.8%	579,491	9.5%
90 to 360 days	4,154,984	38.1%	2,361,344	38.6%
Over 360	3,019,996	27.7%	1,460,397	23.9%
Total loans to customers not overdue	10,441,744	95.7%	5,874,486	96.1%

Loans to customers overdue by:
Up to 30 days	156,542	1.4%	89,590	1.5%
30 to 60 days	77,632	0.7%	44,183	0.7%
60 to 90 days	63,641	0.6%	33,167	0.5%
Over 90 days	175,894	1.6%	75,029	1.2%
Total loans to customers overdue	473,709	4.3%	241,969	3.9%
Total	10,915,453	100.0%	6,116,455	100.0%

54

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Expected credit loss - by stages

As of December 31, 2025, the loans to customers ECL totaled US$1,493,995 (US$794,570 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in note 4.

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Stage 1	8,708,434	79.8%	467,616	31.3%	5.4%	4,728,358	77.3%	239,306	30.1%	5.1%

Stage 2	1,527,444	14.0%	569,485	38.1%	37.3%	1,054,416	17.2%	325,020	40.9%	30.8%
Absolute Trigger (Days late)	307,423	20.1%	247,143	43.4%	80.4%	180,780	17.1%	150,723	46.4%	83.4%
Relative Trigger (PD deterioration)	1,220,021	79.9%	322,342	56.6%	26.4%	873,636	82.9%	174,297	53.6%	20.0%

Stage 3	679,575	6.2%	456,894	30.6%	67.2%	333,681	5.5%	230,244	29.0%	69.0%
Total	10,915,453	100.0%	1,493,995	100.0%	13.7%	6,116,455	100.0%	794,570	100.0%	13.0%

Credit quality classification is grouped in three categories based on the probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong	-	-
2	1.0% to 5.0%	Strong	-	-
3	5.0% to 20.0%	Satisfactory	-	-
4	20.0% to 35.0%	Higher Risk	-	-
5	>35%	Higher Risk	100%	Higher Risk

55

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

c) Expected credit loss - by credit quality vs stages

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Strong (PD < 5%)	3,401,763	31.2%	41,731	2.8%	1.2%	1,954,790	31.9%	19,761	2.4%	1.0%
Stage 1	3,357,159	98.7%	41,546	99.6%	1.2%	1,883,302	96.3%	18,678	94.5%	1.0%
Stage 2	44,604	1.3%	185	0.4%	0.4%	71,488	3.7%	1,083	5.5%	1.5%

Satisfactory (5% <= PD <= 20%)	3,756,036	34.4%	206,811	13.8%	5.5%	2,101,425	34.4%	113,253	14.3%	5.4%
Stage 1	3,683,259	98.1%	203,933	98.6%	5.5%	1,855,922	88.3%	97,439	86.0%	5.3%
Stage 2	72,777	1.9%	2,878	1.4%	4.0%	245,503	11.7%	15,814	14.0%	6.4%

Higher Risk (PD > 20%)	3,757,654	34.4%	1,245,453	83.4%	33.1%	2,060,240	33.7%	661,556	83.3%	32.1%
Stage 1	1,668,016	44.4%	222,137	17.8%	13.3%	989,134	48.0%	123,189	18.6%	12.5%
Stage 2	1,410,063	37.5%	566,422	45.5%	40.2%	737,425	35.8%	308,123	46.6%	41.8%
Stage 3	679,575	18.1%	456,894	36.7%	67.2%	333,681	16.2%	230,244	34.8%	69.0%
Total	10,915,453	100.0%	1,493,995	100.0%	13.7%	6,116,455	100.0%	794,570	100.0%	13.0%

56

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

d) Expected credit loss - changes

The following tables show reconciliations from the opening to the closing balance of the expected credit loss by the stages of the financial instruments.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	239,306	325,020	230,244	794,570	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(16,093)	16,093	—	—	(7,427)	7,427	—	—
Transfers from Stage 2 to Stage 1	56,024	(56,024)	—	—	20,922	(20,922)	—	—
Transfers to Stage 3	(74,683)	(242,873)	317,556	—	(37,546)	(137,580)	175,126	—
Transfers from Stage 3	21,311	13,782	(35,093)	—	9,722	8,738	(18,460)	—
Write-offs	—	—	(1,399,958)	(1,399,958)	—	—	(814,913)	(814,913)
Net increase of loss allowance (note 7)	210,926	473,682	1,315,038	1,999,646	155,419	310,387	791,552	1,257,358
New originations (a)	950,582	162,313	44,648	1,157,543	673,604	152,915	33,976	860,495
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(785,247)	302,052	1,301,004	817,809	(518,185)	157,472	757,576	396,863
Changes to models used in calculation (b)	45,591	9,317	(30,614)	24,294	—	—	—	—
Effect of changes in exchange rates (OCI)	30,825	39,805	29,107	99,737	(47,125)	(67,012)	(45,872)	(160,009)
Expected credit loss at end of the year	467,616	569,485	456,894	1,493,995	239,306	325,020	230,244	794,570

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (b), which is calculated considering the stages at the beginning of the year.

(a)	Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.
(b)	Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

57

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the year	4,728,358	1,054,416	333,681	6,116,455	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(276,906)	276,906	—	—	(72,261)	72,261	—	—
Transfers from Stage 2 to Stage 1	321,023	(321,023)	—	—	105,872	(105,872)	—	—
Transfers to Stage 3	(557,169)	(464,610)	1,021,779	—	(286,753)	(251,924)	538,677	—
Transfers from Stage 3	26,260	24,590	(50,850)	—	11,164	9,941	(21,105)	—
Write-offs	—	—	(1,399,958)	(1,399,958)	—	—	(814,913)	(814,913)
Net increase of gross carrying amount	3,819,087	820,889	727,986	5,367,962	3,103,740	898,618	468,189	4,470,547
Effect of changes in exchange rates (OCI)	647,781	136,276	46,937	830,994	(964,535)	(216,904)	(71,510)	(1,252,949)
Gross carrying amount at end of the year	8,708,434	1,527,444	679,575	10,915,453	4,728,358	1,054,416	333,681	6,116,455

58

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	2025	2024

Compulsory deposits (i)	5,687,184	3,833,670
Reserve at central bank - Instant payments (ii)	3,850,604	2,909,666
Total	9,537,788	6,743,336
(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits from customers held by Nu Colombia. These resources are remunerated in Brazil by the Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, including additional funds as a safety margin. These resources are remunerated at the Brazilian SELIC rate. It also includes amount related to the guarantee margin for electronic money deposit.

16. OTHER RECEIVABLES

	2025	2024

Other receivables	1,002,629	1,415,263
Other receivables - ECL	(1,946)	(1,820)
Total	1,000,683	1,413,443

Other receivables are mostly related to credit card receivables acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value. Additionally, other receivables are used as underlying collateral in repurchase agreement transactions, as mentioned in note 21. As of December 31, 2024, the balance also included receivables related to the agreement with Mastercard, including incentive mechanisms linked to prepaid and credit card transaction volume performance and other performance obligations. As of December 31, 2025, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%), with no transfers between stages for the years ended December 31, 2025 and 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the note 4.

17. OTHER ASSETS

	2025	2024

Taxes recoverable (i)	748,785	254,791
Deferred expenses (ii)	329,136	218,790
Advances to suppliers and employees	112,634	80,193
Prepaid expenses (iii)	92,738	31,143
Judicial deposits	6,614	5,711
Other Assets	113,963	72,950
Total	1,403,870	663,578

(i)	Recoverable taxes refer to overpaid taxes and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(ii)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

59

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

18. INVESTMENTS IN ASSOCIATES

	As of December 31, 2025
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment	Current assets	Non-current assets	Current liabilities	Share of profit (loss) of associates	Associates net income (loss) for the year

Tyme (i)	18.0%	—	98,702	101,962	325,856	13,536	(3,689)	(20,496)

	As of December 31, 2024
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities	Share of profit (loss) of associates	Associates net income (loss) for the year

Tyme (i)	18.0%	—	99,365	1,201	218,846	14,447	—	(36,600)

(i)	Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation)
(ii)	Nu has no voting rights but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

The total investment in Tyme Group was US$153,026, of which US$102,391 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the year ended December 31, 2025 Nu recognized a loss in associates of US$3,689 (as of December 31, 2024, the balance was zero).

60

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

19. INTANGIBLES ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	2025			2024
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	138,280	(78,967)	59,313	137,318	(58,705)	78,613
Internally developed intangibles	615,295	(123,344)	491,951	313,983	(54,136)	259,847
Other intangibles	77,260	(26,855)	50,405	29,737	(20,581)	9,156
Total	830,835	(229,166)	601,669	481,038	(133,422)	347,616

(ii) Goodwill

	2025	2024
	Goodwill

Acquisition of Nu Investimentos	348,276	353,405
Other acquisitions	61,095	60,882
Total	409,371	414,287

b) Changes on intangibles assets and goodwill

	2025
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the year	414,287	78,613	259,847	9,156	347,616
Additions	189	962	285,670	44,467	331,099
Disposals	—	—	(55,708)	(4)	(55,712)
Amortization	—	(17,763)	(62,503)	(3,838)	(84,104)
Effect of changes in exchange rates (OCI)	(5,105)	(2,499)	64,645	624	62,770
Balance at end of the year	409,371	59,313	491,951	50,405	601,669

61

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the year	397,538	61,634	224,698	9,549	295,881
Additions	44,610	27,825	154,583	7,860	190,268
Disposals	-	-	(24,748)	(1,864)	(26,612)
Amortization	-	(13,320)	(37,607)	(5,157)	(56,084)
Effect of changes in exchange rates (OCI)	(27,861)	2,474	(57,079)	(1,232)	(55,837)
Balance at end of the year	414,287	78,613	259,847	9,156	347,616

20. DERIVATIVES

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. These operations involve a range of derivatives, including Non-Deliverable Forwards (NDFs), options, swaps, and futures.

The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. Management of these risks is conducted through determining limits, and the establishment of operating strategies.

Hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge the interest rate risk of certain government bonds, converting fixed-rate returns into floating rates through Interest Rate Swaps (IRS) (fair value hedge) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

62

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025			2024
	Notional amount	Fair values		Notional amount	Fair values
		Assets	Liabilities		Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	13,651	-	5	347,110	158	-
Foreign currency exchange rate contracts – Futures	2,087,756	288	13,259	701,367	61	1,990
Interest rate contracts – Swaps	3,348	5	-	308,176	19,808	78
Exchange rate contracts – Swaps	1,376,130	4,444	43,715	-	-	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	299,542	20,994	2,081	483,493	4,772	16,169
Warrants	23,699	18,898	-	23,645	23,665	-
Call Options	27,000	15,639	-	27,000	27,000	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	256,047	-	4,162	164,752	-	510
Equity - Total Return Swap (TRS)	83,679	4,009	2,747	111,479	-	13,582
Designated as fair value hedge
Interest rate contracts – Swaps	1,079,382	16,471	-	-	-	-
Total	5,250,234	80,748	65,969	2,167,022	75,464	32,329

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Exchange rate contracts swaps are settled at the maturity date, traded over the counter with financial institutions as counterparties and are used to hedge mainly foreign currency exposure on financial assets.

Interest rate swaps contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Foreign currency exposure is also hedged using forward contracts and manage exchange rate risks associated with future financial asset acquisitions.

Total Return Swap (TRS) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

63

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2025				2024
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Interest rate contracts – Futures	-	-	13,651	13,651	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	2,343,803	-	-	2,343,803	866,119	-	-	866,119
Interest rate contracts – Swaps	412,681	384,567	285,482	1,082,730	65,000	-	105,576	170,576
Exchange rate contracts – Swaps	415,507	679,327	281,295	1,376,129	-	-	-	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	126,508	173,034	-	299,542	381,493	37,000	-	418,493
Equity - Total Return Swap (TRS)	43,127	16,287	24,266	83,680	9,945	85,043	16,491	111,479
Warrants	-	-	23,699	23,699	-	-	23,645	23,645
Call Options	27,000	-	-	27,000	-	-	27,000	27,000
Forward Contract	-	-	-	-	202,600	-	-	202,600
Total	3,368,626	1,253,215	628,393	5,250,234	1,830,723	136,564	199,735	2,167,022

The table below shows the breakdown by maturity of the fair value amounts:

	2025			2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	3,028	13,448	16,476	17,010	2,798	19,808
Interest rate contracts – Futures	-	-	-	158	-	158
Foreign currency exchange rate contracts – Futures	288	-	288	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	20,994	-	20,994	4,772	-	4,772
Exchange rate contracts – Swaps	4,444	-	4,444	-	-	-
Equity - Total Return Swap (TRS)	4,009	-	4,009	-	-	-
Warrants	-	18,898	18,898	-	23,665	23,665
Call Options	15,639	-	15,639	-	27,000	27,000
Total assets	48,402	32,346	80,748	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	2,436	311	2,747	13,020	562	13,582
Interest rate contracts – Swaps	-	-	-	78	-	78
Interest rate contracts – Futures	5	-	5	-	-	-
Foreign currency exchange rate contracts – Futures	17,421	-	17,421	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	2,081	-	2,081	16,169	-	16,169
Exchange rate contracts – Swaps	27,425	16,290	43,715	-	-	-
Total liabilities	49,368	16,601	65,969	31,767	562	32,329

64

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses, and intercompany expenses. The Group manages its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. Swaps and NDFs are liquidated or settled in accordance with the contract's specific maturity date. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the year in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The table below shows the change in the hedge of foreign currency risk:

	2025	2024

Balance at beginning of the year	11,721	(8,254)
Fair value change recognized in OCI during the year	(2,525)	30,248
Total amount reclassified from cash flow hedge reserve to the statement of income during the year	(24,473)	3,132
to "Customer support and operation"	(1,277)	(1,718)
to "General and administrative expenses"	4,522	3,807
to "Other income"	4,540	9,372
Effect of changes in exchange rates (OCI)	(32,258)	(8,329)
Deferred income taxes	7,185	(13,405)
Balance at end of the year	(8,092)	11,721

The expected future transactions that are the hedged items are:

	2025			2024
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	77,024	228,590	305,613	193,028
Total	77,024	228,590	305,613	193,028

65

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	2025	2024

Balance at beginning of the year	11,029	20,671
Fair value change recognized in OCI during the year	22,504	25,893
Total amount reclassified from cash flow hedge reserve to the statement of income during the year (note 10)	(29,517)	(35,535)
to "Customer support and operations"	546	(1,040)
to "General and administrative expenses"	(29,211)	(33,669)
to "Marketing expenses"	(852)	(826)
Balance at end of the year	4,016	11,029

Expected cash disbursement

	2025				2024
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total

Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	44,302	24,003	18,482	86,787	103,997
Total	44,302	24,003	18,482	86,787	103,997

66

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

c) Hedge of interest rate contracts

The Group is exposed to interest rate risk on its portfolio of certain fixed-rate government bonds classified as securities measured at a fair value through other comprehensive income and amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into Interest Rate Swaps (IRS) that convert the fixed returns of the bonds into floating rates aligning the yield profile of the securities with the Group’s risk management strategy.

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the interest rate risk, with the gain or loss recognized in statement of income, where it offsets the fair value movements of the Interest Rate Swaps.

Effectiveness of the hedging is assessed periodically. The Group compares the changes in the fair value of the interest rate swaps with the changes in the fair value of the government bonds attributable to the hedged risk and ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration. Sources of ineffectiveness may include basis risk, differences in interest rate curves, and potential timing differences in the settlement of the instruments.

	2025
	Hedge object	Fair value adjustment to the hedge object		Change in fair value
		Asset	Liability

Interest rate risk
Financial investment at fair value through other comprehensive income	312,871	13,237	-	13,154
Financial investment at amortized cost	848,329	3,883	-	3,899
Total	1,161,200	17,120	-	17,053

21. REPURCHASE AGREEMENTS

	2025	2024
Repurchase agreements
Government bonds and receivables	783,837	308,583

On December 31, 2025 the Group has US$783,837 (US$ 308,583 as of December 31, 2024) in repurchase agreements using mainly government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 14.38% per year as of December 31, 2025 (as of December 31, 2024 the average fixed rate was 12.1% per year) and the government bonds that are pledged as collateral are classified as fair value through other comprehensive income on note 12. As of December 31, 2025 the fair value of the securities pledged to repurchase agreement is US$747,531 (US$309,225 as of December 31, 2024). Additionally, the Group also uses other receivables as underlying collateral in repurchase agreement operations. As of December 31, 2025, the balance of receivables pledged as collateral amounted to US$95,558 (as of December 31, 2024 the balance was zero). These other receivables are presented in note 16.

67

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Changes to repurchase agreement are as follows:

	2025	2024

Balance at beginning of the year	308,583	210,454
New obligations	200,604,295	181,750,640
Payments - principal	(200,184,752)	(181,586,958)
Payments - interest	(124,272)	(74,096)
Interest accrued	128,614	74,096
Effect of changes in exchange rates (OCI)	51,369	(65,553)
Balance at the end of the year	783,837	308,583

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	2025	2024

Bank receipt of deposits (RDB)	32,004,825	21,511,844
Deposits from customers	9,452,342	6,796,826
Bank certificate of deposit (CDB)	467,934	546,395
Total	41,925,101	28,855,065

Deposits from customers refers to NuAccount, which is a prepaid account available in Brazil, Mexico, and Colombia, in which customers can deposit funds and invest in specific products, such as RDBs in Brazil.

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits from customers, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 104% of the Brazilian CDI rate as of December 31, 2025 (as of December 31, 2024, the weighted average interest rate was 105% of the Brazilian CDI rate).

Deposits from customers in Brazil, Mexico and Colombia include NuAccount balances. In Brazil, the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, which is a class of compulsory deposits. The interest paid on NuAccount in Colombia ranged from 8.3% to 8.8% per year as of December 31, 2025 (as of December 31, 2024, the interest paid ranged from 11.0% to 11.5% per year).

68

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card transactions. The balances deposited in "Cajitas" yield from 7.3% to 15.0% per year as of December 31, 2025 (as of December 31, 2024, the balances yield from 12.0% to 14.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The Bank certificate of deposit (CDB) is issued by Nu Financiera and primarily distributed by Nu Investimentos.

Breakdown by maturity

	2025			2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	31,869,219	135,606	32,004,825	21,402,435	109,409	21,511,844
Deposits from customers	9,372,045	80,297	9,452,342	6,796,826	-	6,796,826
Bank certificate of deposit (CDB)	363,783	104,151	467,934	462,407	83,988	546,395
Total	41,605,047	320,054	41,925,101	28,661,668	193,397	28,855,065

23. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	2025	2024

Payables to credit card network	13,633,823	9,333,541
Payables to clearing houses	126	-
Total	13,633,949	9,333,541

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to prepaid and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	2025	2024

Up to 30 days	5,335,818	4,326,268
30 to 90 days	4,273,171	2,450,743
More than 90 days	4,024,834	2,556,530
Total	13,633,823	9,333,541

69

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

24. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Financial bills (ii)	246,141	680,482	1,602,967	2,529,590
Margin loan credit facility (iii)	150,260	1,448,560	269,806	1,868,626
Total borrowings and financings	396,401	2,129,042	1,872,773	4,398,216

	2024
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Syndicated loan (i)	109	21,279	328,873	350,261
Financial bills (ii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iii)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357
(i)	Correspond to three credit facilities in the total amount US$650,000, which was fully paid on January 31, 2025.
(ii)	As of December 31, 2025, Nu Financeira had issued financial bills in Brazilian reais, indexed to percentage of the CDI, or CDI plus a fixed spread. The principal amount was equivalent to US$2,529,590 (US$1,280,144 as of December 31, 2024). The maturity for these financial bills ranges from January 2026 up to November 2028.
(iii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of December 31, 2025 the principal amount was US$1,862,365 (US$ 200,000 as of December 31, 2024). The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from March 2026 to January 2027.

Changes to borrowings and financings are as follows:

	2025
	Margin loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the year	201,493	350,261	1,178,603	1,730,357
New borrowings	1,662,365	-	1,161,107	2,823,472
Payments – principal	-	(355,040)	(177,715)	(532,755)
Payments – interest	(21,501)	(17,298)	(52,800)	(91,599)
Interest accrued	26,420	2,704	255,926	285,050
Transaction costs	-	4,146	(192)	3,954
Effect of changes in exchange rates (OCI)	(151)	15,227	164,661	179,737
Balance at end of the year	1,868,626	-	2,529,590	4,398,216

70

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2024
	Margin loan credit facility	Term loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the year	-	98,775	821,501	216,068	1,136,344
New borrowings	200,000	-	52,378	1,057,512	1,309,890
Payments – principal	-	(90,675)	(489,967)	-	(580,642)
Payments – interest	-	(7,221)	(79,967)	-	(87,188)
Interest accrued	1,493	3,364	81,373	97,304	183,534
Transaction costs	-	-	(676)	(369)	(1,045)
Amortization of transaction costs	-	-	-	-	-
Effect of changes in exchange rates (OCI)	-	(4,243)	(34,381)	(191,912)	(230,536)
Balance at end of the year	201,493	-	350,261	1,178,603	1,730,357

Covenants

The above-mentioned credit facility from U.S. International Development Finance Corporation (DFC) includes restrictive clauses (covenants) which establish the maintenance of minimum financial indicators related to capital adequacy, funding, and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators as specified in the contract. The covenants are monitored on a regular basis and the Company was in compliance with its financial covenants as of December 31, 2025.

Guarantees

Nu Holdings guarantees the above-mentioned undrawn credit facility with DFC for Nu Colombia.

25. PROVISIONS AND CONTINGENT LIABILITIES

	2025	2024

Tax risks	5,081	883
Civil risks	22,044	18,650
Labor risks	3,795	3,018
Total	30,920	22,551

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor claims. Such claims are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. Provisions for probable losses arising from these claims are estimated and periodically adjusted by management, with support from external legal counsel. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal counsel, the Group has provisioned US$22,044 as of December 31, 2025 (US$18,650 on December 31, 2024) which is considered sufficient to cover the estimated losses from civil lawsuits with probable loss classification.

71

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Changes

Changes to provisions and contingent liabilities are as follows:

	2025				2024
	Tax	Civil	Labor	Total	Total

Balance at beginning of the year	883	18,650	3,018	22,551	8,082
Additions	3,652	26,239	5,885	35,776	47,994
Monetary adjustment	373	58	473	904	561
Reversals	-	(2,111)	(5,331)	(7,442)	(14,430)
Payments	-	(23,110)	(628)	(23,738)	(15,719)
Effect of changes in exchange rates (OCI)	173	2,318	378	2,869	(3,937)
Balance at end of the year	5,081	22,044	3,795	30,920	22,551

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$4,372 and US$4,532, as of December 31, 2025 respectively (US$2,613 and US$17,738 on December 31, 2024).

d) Judicial deposits

As of December 31, 2025, the total amount of judicial deposits shown as “Other assets” (note 17) is US$92,738 (US$31,143 on December 31, 2024) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimento, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

26. DEFERRED INCOME

	2025	2024

Deferred revenue from rewards program	76,291	69,387
Other deferred income	1,230	2,249
Total	77,521	71,636

Deferred revenue from rewards program relates to the Group's rewards programs for its credit card customers, specifically the "Nubank+" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card. The points do not expire and there is no cap on the number of points an eligible card holder can earn. Points can be redeemed for cashback or converted into air miles.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, specifically at the time the reward points are redeemed.

72

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

27. OTHER LIABILITIES

	2025	2024

Sundry creditors (i)	470,046	244,635
Payment transactions - other (ii)	262,008	204,426
Credit card expected credit loss (note 13) (iii)	44,679	29,490
Intermediation of securities	15,570	20,896
Payables to insurers	12,190	16,634
Third parties funds in transit (iv)	41,587	35,179
Other liabilities (v)	120,842	70,352
Total	966,922	621,612
(i)	Includes payable to suppliers.
(ii)	Correspond to prepayments from customers which exceed the credit card bill amounts.
(iii)	Includes the amount by which the expected credit card loss exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.

(iv)	Primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.
(v)	Primarily related to pending balances allocation that have not yet been deposited into customers' accounts and provision with loyalty program.

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees, and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in the consolidated financial statements.

a) Transactions with other related parties

	2025	2024
	Assets (Liabilities)

Other liabilities (i)	(926)	(1,795)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be used to support projects costs upon the Company's satisfaction of certain conditions.

73

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Group is set out in aggregate below:

	2025	2024
Consolidated statements of income
Fixed and variable compensation	91,269	96,007

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers.

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of December 31, 2025 and December 31, 2024 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in the years presented.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of December 31, 2025 and December 31, 2024. The Group has not disclosed the fair value of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, repurchase agreements, deposits from customers and RDB as the carrying amounts are a reasonable approximation of fair value.

	2025				2024
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	18,267,904	-	-	19,333,556	12,259,276	-	-	13,188,240
Loans to customers	9,421,458	-	-	9,834,661	5,321,885	-	-	5,639,873
Compulsory and other deposits at central banks	9,537,788				6,743,336
Other receivables	1,000,683				1,413,443
Other financial assets	148,777				78,483
Securities	3,141,504	1,052,384	2,053,383	-	885,418	544,845	330,745	-
Total	41,518,114	1,052,384	2,053,383	29,168,217	26,701,841	544,845	330,745	18,828,113

Liabilities
Deposits from customers	9,452,342				6,796,826
Bank receipt of deposits (RDB)	32,004,825				21,511,844
Bank certificate of deposit (CDB)	467,934	-	467,742	-	546,395	-	545,474	-
Payables to network	13,633,823	-	13,006,159	-	9,333,541	-	8,693,972	-
Borrowings and financing (i)	4,398,216	-	4,406,310	-	1,730,357	-	1,737,303	-
Repurchase agreements	783,837				308,583
Total	60,740,977	-	17,880,211	-	40,227,546	-	10,976,749	-

74

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit cards and payables to network: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Borrowings and financing: Fair value is measured using the discounted cash flow method, with contractual cash flows discounted at the interest rate curve and a spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2025 and 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	632,324	19,927	-	652,251

Government bonds
Latin America	11,701,147	-	-	11,701,147

Corporate bonds and other instruments
Certificate of bank deposits	-	216,712	-	216,712
Investment funds	26,722	7,626	36,769	71,117
Time deposit	-	187,683	-	187,683
Notes	-	818,885	-	818,885
Bill of credit (LC)	-	3	-	3
Real estate and agribusiness certificate of receivables	-	7,334	-	7,334
Real estate and agribusiness letter of credit	-	606	-	606
Corporate bonds and debentures	150,159	31,356	4,877	186,392
Equity instrument	-	-	27,120	27,120
Derivatives	288	45,923	34,537	80,748

Liabilities
Derivatives	17,426	48,543	-	65,969

(i)	Includes time deposits, investment funds and CDB balances.

75

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	161,094	8,671	-	169,765

Government bonds
Latin America	8,772,236	-	-	8,772,236
North America	177,006	-	-	177,006

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivatives	219	24,580	50,665	75,464
Liabilities
Derivatives	2,500	29,829	-	32,329

(i)	Includes time deposits, investment funds and CDB balances.

i) Fair value models and inputs

Securities: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as these are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2. The investment funds that used contractual conditions as inputs that are not directly observable in the market are classified as Level 3. The debenture whose issuer has entered judicial reorganization, is classified as Level 3 because its market price is not directly observable under these circumstances.

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are measured at fair value using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

76

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Equity instrument: The fair value of the equity instrument is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	2025
	Equity instrument	Derivatives	Investment funds	Corporate bonds and debentures	Total

Financial assets at beginning of year	12,900	50,665	—	—	63,565
Acquisitions	10,000	—	36,709	—	46,709
Settlements	—	—	(2,713)	—	(2,713)
Total gains or losses	4,220	(16,128)	3,085	—	(8,823)
In profit or loss	4,220	(16,128)	2,654	—	(9,254)
In OCI	—	—	431	—	431
Transfer in Level 3	—	—	—	4,877	4,877
Effect of changes in exchange rates (OCI)	—	—	(312)	—	(312)
Financial assets at end of year	27,120	34,537	36,769	4,877	103,303

	2024
	Equity instrument	Derivatives	Investment funds	Total

Financial assets at beginning of year	13,199	20	—	13,219
Acquisitions	—	50,635	97,457	148,092
Total gains or losses	(299)	10	81	(208)
In profit or loss	(299)	10	5,933	5,644
In OCI	—	—	(5,852)	(5,852)
Transfer out Level 3 (i)	—	—	(86,028)	(86,028)
Financial assets at end of year	12,900	50,665	—	63,565

(i)	In November 2024, the Group obtained control of an investment fund (FIDC) recorded as level 3 in the fair value hierarchy. As a result, the Group began consolidating the assets and liabilities of this fund in these consolidated financial statements.

d) Transfers between levels of the fair value hierarchy

For the year ended on December 31, 2025 there was a transfer in the fair value hierarchy level of debentures from Level 1 to Level 3, considering the Company’s pricing policy. The transfer occurred due to the issuer's entering into judicial reorganization. Securities of issuers facing liquidity issues no longer have an active market. For the year ended on December 31, 2024 there were no material transfers of financial instruments between levels.

77

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current year. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the year, calculated by applying the combined Brazilian income tax rate of 40% for the years ended December 31, 2025 and 2024.

	2025	2024

Profit before income tax	3,868,419	2,795,198
Tax rate (i)	40%	40%
Income tax	(1,547,368)	(1,118,079)

Permanent additions/exclusions
Share-based payments	(3,772)	(8,175)
Operational losses and others	-	(6,212)
Effect of different tax rates - subsidiaries and parent company	168,868	103,254
Interest on capital	83,903	44,246
Changes in income tax rate (ii)	58,464	-
Other amounts (iii)	243,158	161,880
Income tax	(996,747)	(823,086)

Current tax expense	(1,424,006)	(1,536,521)
Deferred tax benefit (expense)	427,259	713,435
Income tax in the statement of income	(996,747)	(823,086)
Deferred tax recognized in OCI	(1,285)	(11,899)

(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company.

(ii)	Result of the change in the Social Contribution on Net Profit (CSLL) tax rate in future taxable temporary differences for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13 due to the enactment of Complementary Law No. 224/2025 in Brazil. For payment institutions, the rates are 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates are 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.

(iii)	Primarily related to the incentives and non-taxable interests on tax recoverable and to the amount of deferred tax asset recognized on tax losses due to an up-dated expectation of future taxable income.

78

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2025 and 2024, and the changes for both years. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of income
	2024	Constitution	Realization	Foreign exchange	Reflected in OCI	2025

Provisions for credit losses	1,506,086	2,048,142	(1,659,630)	177,637	-	2,072,235
Other temporary differences (i)	260,314	141,106	(43,560)	65,260	1,855	425,143
Total deferred tax assets on temporary differences	1,766,400	2,189,248	(1,703,190)	242,897	1,855	2,497,378

Tax loss and negative basis of social contribution	145,603	39,418	(63,895)	20,740	-	141,911
Deferred tax assets	1,912,003	2,228,666	(1,767,085)	263,637	1,855	2,639,289

Fair value changes - financial instruments	(71,237)	(28,158)	873	2,562	(121)	(96,065)
Others	(22,427)	(8,749)	9,833	(10,914)	-	(32,257)
Deferred tax liabilities	(93,664)	(36,907)	10,706	(8,352)	(121)	(128,322)

Deferred tax, offset	1,818,339	2,191,759	(1,756,379)	255,285	1,734	2,510,967

Fair value changes - cash flow hedge	(2,969)	(8,121)	-	775	(3,019)	(13,334)
Deferred tax recognized during the year		2,183,638	(1,756,379)		(1,285)

79

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

			Reflected in the statement of income
	2023	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2024

Provisions for credit losses	1,330,733	-	1,267,994	(752,222)	(340,419)	-	1,506,086
Provision PIS/COFINS - Financial Revenue	(2,108)	-	-	2,108	-	-	-
Other temporary differences (i)	192,070	10	189,706	(41,209)	(80,204)	(59)	260,314
Total deferred tax assets on temporary differences	1,520,695	10	1,457,700	(791,323)	(420,623)	(59)	1,766,400

Tax loss and negative basis of social contribution	92,918	45	87,296	(13,343)	(21,313)	-	145,603
Deferred tax assets	1,613,613	55	1,544,996	(804,666)	(441,936)	(59)	1,912,003

Futures settlement market	(11,509)	-	(928)	2,820	471	-	(9,146)
Fair value changes - financial instruments	(9,332)	(16)	(61,851)	170	9,287	(349)	(62,091)
Others	(54,937)	-	(5,098)	25,200	12,408	-	(22,427)
Deferred tax liabilities	(75,778)	(16)	(67,877)	28,190	22,166	(349)	(93,664)

Deferred tax, offset	1,537,835	39	1,477,119	(776,476)	(419,770)	(408)	1,818,339

Fair value changes - cash flow hedge	(5,375)	-	12,792	-	1,105	(11,491)	(2,969)
Deferred tax recognized during the year		39	1,489,911	(776,476)		(11,899)
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes and supplier provisions as of December 31, 2025 and 2024.

c) Tax liabilities

	12/31/2025	12/31/2024

Taxes and contributions on income	1,322,821	1,033,501
Other taxes	101,297	68,586
Total tax liabilities	1,424,118	1,102,086

80

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2025 and 2024.

	2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
Conversion of class B shares in class A shares		28,000,000	(28,000,000)	-
SOPs exercised and RSUs vested	10	47,635,289	-	47,635,289
Shares withheld for employees' taxes		(11,660,076)	-	(11,660,076)
Share-based payments to service providers		81,389	-	81,389
Issuance of class A shares - business acquisitions		958,390	-	958,390
Total as of December 31, 2025		3,833,072,934	1,022,600,698	4,855,673,632

	2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		32,711,444	(32,711,444)	-
SOPs exercised and RSUs vested	10	53,394,031	-	53,394,031
Shares withheld for employees' taxes		(8,860,778)	-	(8,860,778)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - business acquisitions		8,090,639	-	8,090,639
Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Reserved for the share-based payments	-	-	228,167,482
Shares authorized which may be issued class A or class B	-	-	43,519,600,096
Shares authorized and unissued as of December 31, 2025	-	-	43,747,767,578

Shares authorized issued	3,833,072,934	1,022,600,698	4,855,673,632
Total as of December 31, 2025	3,833,072,934	1,022,600,698	48,603,441,210

a) Other share events

As of December 31, 2025, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

81

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2025 and December 31, 2024, and the total amount of share capital was US$84 on December 31, 2025, (US$84 as of December 31, 2024).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$6,221 for the year ended on December 31, 2025 (US$5,546 for the year ended on December 31, 2024).

c) Retained earnings

The retained earnings include the profit or losses of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2025	2024

Retained earnings	5,151,437	2,280,302
Share-based payments reserve	1,261,263	1,140,294
Total attributable to shareholders of the parent company	6,412,700	3,420,596

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, due to contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the years ended December 31, 2025 and 2024, the following shares were withheld:

	2025	2024

Number of shares withheld - RSU	11,660,076	8,860,778
Total value of shares withheld - RSU	146,166	100,847

82

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	2025	2024

Cash flow hedge effects, net of deferred taxes	(4,076)	22,750
Currency translation on foreign entities	(196,018)	(862,977)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	15,296	11,582
Own credit adjustment effects	498	478
Total	(184,300)	(828,167)

32. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors risks that could materially impact strategic objectives or regulatory compliance. To efficiently manage and mitigate these risks, the risk management structure identifies and assesses the risks based on their potential impact on financial results, capital, liquidity, customer relationships, and reputation. This prioritization aims to ensure that the Group captures opportunities while mitigating threats to its strategic pillars.

b) Risk management structure

Risk Management is a fundamental pillar of the Group's strategic governance. The risk management framework is integrated across the entire Group with the objective of ensuring that risks are consistently identified, measured, mitigated, monitored, and reported. This continuous process is embedded in the Group’s culture and decision-making structures, aiming to minimize losses, maximizing profitability, and reinforce the Group’s core values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

83

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group considers a Risk Appetite Statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity, and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined risk tolerance level. It is also responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: established as a Board of Director level committee designed to assist the Board in fulfilling responsibilities of the Company’s governance, risk management, and financial reporting. Its primary responsibilities includes: evaluating the performance, independence and progress of internal audit and the independent external audit, reviewing and discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent auditor, monitoring the effectiveness of internal control systems and ensuring management implements recommendations made by internal and independent auditors. The committee is also responsible for overseeing Company’s risk management framework and control functions, including monitoring risk exposure levels against the RAS). The committee is composed of three independent members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk tolerance. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.

84

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

●     Technical Forums: regular meetings to discuss key risks, mitigatory and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each of the following risks listed below may have its own Technical Forum, with the participation of executives from associated areas: Credit, Accounting, Tax, Asset and Liability management ("ALM") / Capital, Operational and Internal Control, Conduct, Information Technology and Cyber Risks ("IT"), Compliance, Anti-Money Laundering ("AML"), Fraud Prevention, Wholesale, Sustainability and Credit Provisions, Reputational and Model Risk. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk, Model Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market, the measurement is undertaken based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception, and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk tolerance is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, and is responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, and is responsible for:

85

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
•	Monitoring and notifying management of the risk levels (tolerance compliance) of the credit portfolio, including recommendations for improvement, when applicable;
•	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
•	Estimating the expected credit losses according to consistent and verifiable criteria, in line with existing regulations.

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	2025	2024

Financial assets
Cash and cash equivalents	15,003,643	9,185,742

Securities	1,059,923	665,242
Derivatives	80,748	75,464
Financial assets at fair value through profit or loss	1,140,671	740,706

Securities	12,157,076	9,913,517
Financial assets at fair value through other comprehensive income	12,157,076	9,913,517

Credit card receivables	18,267,904	12,259,276
Loans to customers	9,421,458	5,321,885
Compulsory and other deposits at central banks	9,537,788	6,743,336
Other receivables	1,000,683	1,413,443
Other financial assets	148,777	78,483
Securities	3,141,504	885,418
Financial assets at amortized cost	41,518,114	26,701,841

Other exposures
Unused limits (i)	28,841,327	17,663,606
Credit Commitments	28,841,327	17,663,606

(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

•	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

86

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what the Company believes to be severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk tolerance.

Among the main liquidity indicators, Nu uses:

•	Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
•	Funding Ratios and Gaps: to ensure long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining management actions that must be taken in response to a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2025				2024
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	31,869,219	135,606	32,004,825	87%	21,402,435	109,409	21,511,844	91%
Borrowings and financing	2,525,443	1,872,773	4,398,216	12%	414,291	1,316,066	1,730,357	7%
Bank certificate of deposit (CDB)	363,783	104,151	467,934	1%	462,407	83,988	546,395	2%
Total	34,758,445	2,112,530	36,870,975	100%	22,279,133	1,509,463	23,788,596	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

87

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual cash flows and their contractual maturities:

	2025
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	18,267,904	19,723,978	7,782,439	6,378,157	5,310,675	252,707
Securities	16,358,503	16,959,426	482,433	2,531,311	1,895,395	12,050,287
Compulsory and other deposits at central banks	9,537,788	9,537,788	9,537,788	-	-	-
Cash and cash equivalents	15,003,643	15,003,643	15,003,643	-	-	-
Loans to customers (i)	9,421,458	14,281,017	1,088,456	2,114,617	5,234,192	5,843,752
Other receivables	1,000,683	1,028,280	427,853	296,134	304,293	-
Other assets	1,403,870	1,403,870	1,403,870	-	-	-
Total Financial Assets	70,993,849	77,938,003	35,726,483	11,320,219	12,744,555	18,146,746

(i)	The cash flows for Credit card receivables and Loans to customers consider only operations that are not overdue.

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2025
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivatives	65,969	66,020	19,832	18,846	10,919	16,423
Repurchase agreements	783,837	785,663	525,999	259,664	-	-
Deposits from customers (i)	9,452,342	9,452,342	8,007,913	980,250	383,881	80,298
Bank receipt of deposits (RDB) (ii)	32,004,825	32,957,907	31,248,807	466,094	947,390	295,616
Bank certificate of deposit (CDB)	467,934	515,277	28,556	130,576	227,108	129,037
Payables to credit card network	13,633,823	13,633,972	5,337,904	4,262,348	3,767,619	266,101
Borrowings and financing	4,398,216	4,983,343	87,685	336,237	2,240,707	2,318,714
Total Financial Liabilities	60,806,946	62,394,524	45,256,696	6,454,015	7,577,624	3,106,189
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$93,955 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of December 31, 2025 (US$51,128 as of December 31, 2024).
(ii)	Considering the earliest date in which the customer can withdraw the deposit.
(iii)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of December 31, 2025.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers reach their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities (as demonstrated in the table above), but are traded in a market that has historically had high liquidity.

88

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and Interest Rate Risk in the Banking Book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates and commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

A market risk and IRRBB control and management structure, operating independently from the business units, is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, while continuously verifying compliance with approved policies and limits.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the banking book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;

●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and

●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

In Brazil, the Brazilian Central Bank (BCB) requires an assessment of the sufficiency of capital for the interest rate risk of the banking book (IRRBB) based on Delta EVE and Delta NII metrics. The Group calculates these metrics in Brazil according to the regulator standard for managing this capital requirement. Delta EVE is the change in the Group's economic value of equity in the scenarios prescribed by the BCB. Delta NII is the change in the Group's net interest income in the same standard prescribed scenarios.

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil VaR is calculated only for the Trading Book, while in Mexico it is presented for the Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	2025	2024

Nu Prudential Conglomerate - Brazil	13	433
Nu Holdings (i)	576	14,528
Nu México	145	651
(i)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

89

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve, Mexican risk-free curve and Turkish risk-free curve, assuming a parallel shift and a constant financial position:

DV01	2025	2024

Brazilian risk-free curve	(766)	(363)
Turkish risk-free curve	(147)	—
US risk-free curve	(33)	(147)
Mexican risk-free curve	(42)	(2)
Colombia risk-free curve	(257)	(53)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

Expenses in other currencies (USD and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts, and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the tolerance level defined by the Group on this instance.

As of December 31, 2025 and December 31, 2024, none of the entities of the Group had significant unhedged FX exposures in currencies other than their respective functional currencies.

Operational risk

Operational risk is defined as the potential for losses resulting from external events or from failures, deficiencies or inadequacies of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with applicable laws and regulations, and compensation for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, and is responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls. The operational risk framework covers, among other, risks such as systems and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This independent structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

90

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Within the risk management governance process, formal mechanisms are used to identify, measure, evaluate, monitor, and report operational risk events to each business and support areas, in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forums and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the adverse effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

The structure of control and management of IT Risk is independent of the business and support units, and is responsible for the identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk tolerance levels approved by the Board. The Group is committed to investing in preventive, detective and corrective controls, as well as technologies to mitigate cyber threats.

Nu continuously assesses its exposure to cyber and technology risks, including emerging threats, and evaluates their potential impacts on business continuity, customers, data integrity, and regulatory compliance.

The results of the IT risk and controls assessments are regularly discussed at the Technical Forums and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and communicating the potential impacts to the Group and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

Compliance, Ethics and Anti-Money Laundering

As the Group operates in a highly regulated environment, a robust Compliance, Ethics and Anti-Money Laundering program was established. The Group has resources dedicated to the Compliance and Regulatory, Ethics, as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

91

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. The main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. If not in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML, Combating Terrorism Financing (CTF) and Sanctions Evasion risks, and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML, Terrorism Financing, and Sanctions Evasion.

The Program is structured in three levels - strategic, tactical, and operational - and it is composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

92

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are closely linked. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, negative social media activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational incidents, as well as to gain long-term insight to better prevent or respond to similar situations in the future.

Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto may utilize the services of third-party licensed trust companies in the operation and management of the cryptocurrency business activity. The Group maintains a copy of the records held by the third-party as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to indemnify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Currently, the majority of assets under custody are managed internally, and liquidity providers operate within a trust structure and carry insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers.

Stress testing program

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are integrated, with different risks being considered simultaneously, at different levels of intensity and probability, as well as scenarios in which managerial actions are taken to increase the Group's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Group's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

93

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. Accordingly, future requirements of regulatory capital are assessed based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements, however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries are detailed below.

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, as applies to Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

•	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
•	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
•	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation involved a phase-in period for minimum capital requirements and prudential adjustments, extending until December 2024. From January 2025, Nu operates under the full requirements.

94

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	2025	2024

Regulatory Capital	5,159,443	3,629,737
Tier I	4,472,543	3,250,052
Common equity capital	4,045,444	2,940,941
Additional	427,099	309,111
Tier II	686,900	379,685

Risk weighted assets (RWA)	31,141,647	20,071,878
Credit risk (RWA CPAD)	22,364,039	14,771,860
Market risk (RWA MPAD)	1,196,138	46,080
Operational risk (RWA OPAD)	5,941,247	4,506,187
Payment services risk (RWA SP)	1,640,223	747,751

Minimum capital required	3,269,873	1,756,289

Excess margin	1,889,570	1,873,448

CET1 ratio	13.0%	14.7%
Tier 1 ratio	14.4%	16.2%
CAR	16.6%	18.1%

b) Nu Mexico Financiera

As of December 31, 2025, regulatory capital was US$402,002 (US$288,654 as of December 31, 2024). This translated into a Capital ratio of 15.4% (19.2% as of December 31, 2024), above the 10.5% minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

As of December 31, 2025, regulatory capital was US$131,965 (US$184,793 as of December 31, 2024). This translated into a Capital ratio of 16.9% (22.6% as of December 31, 2024), above the 10.5% minimum required for credit institutions in Colombia.

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

95

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)		Non-current assets (ii)

	2025	2024	2025	2024

Brazil	11,038,313	9,478,484	852,770	583,713
Mexico	808,113	650,771	60,303	42,915
Other countries	237,340	200,980	147,761	98,469
Total	12,083,766	10,330,235	1,060,834	725,097
(i)	Includes interest income (credit card, loan and other receivables), credit and prepaid card income, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2025 and 2024.

35. SUBSEQUENT EVENTS

On January 29, 2026, Nu received conditional approval from the Office of the Comptroller of the Currency (OCC) of the United States for the formation of a national bank, Nubank N.A. The conditional approval is aligned with the Company's strategy to expand its operations and product offerings in the United States. Once the OCC's conditions are satisfied and final approval is granted, the national bank charter will enable Nubank to operate under a comprehensive federal regulatory framework and facilitate the offering of deposit accounts, credit cards, lending products and digital-asset custody services. Nu submitted its application to the OCC on September 30, 2025.

96

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  February 25, 2026